Exhibit 11.
 Statement Regarding Computation of Per Share Earnings


 For the quarter ended March 31
                                                       2001               2000

 Diluted earnings per common share:
   Average common shares outstanding                  643,053           643,053
 Net income (loss)                                  $ (64,676)       $ (216,333)

 Diluted earnings (loss) per share:                  $ (0.10)           $ (0.34)
 Basic earnings (loss) per share:                    $ (0.10)           $ (0.34)